Exhibit 99.1

Hollysys Automation Technologies Announces Concord Signed a Significant Contract to Provide Electrical Installation Services for Doha Metro Phase 1 Project

BEIJING, July 14, 2016 /PRNewswire/ - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that the wholly owned subsidiary Concord Corporation Pte. Ltd. (“Concord”) signed a significant contract with Mitsubishi Heavy Industries Ltd. (“MHI”) to provide the engineering, supply, installation, testing and commissioning for part of Power Distribution System Package (“PDS”) for Doha Metro Phase 1. The contract is approximately valued at QAR 227 million, or USD $62.3 million.

The entire metro project is planned to construct in two phases. The first phase, which includes the Red, Gold, Blue and Green lines that Concord is undertaking works involve for Gold, Blue and Green Lines. The first phase of the project is scheduled to complete for operation in 2019, with 37 stations and 75 kilometers. The PDS construction phase will begin on October 2016 and was scheduled to commence the system trial test at the fourth quarter of 2018.

Hollysys' management commented: “We are glad Concord won this contract. Thanks to its proven track records and extensive working business relationship with MHI which secures the opportunity in participating the construction of the Qatar Metro project. Winning this contract has set an important milestone for the company’s future expansion plan in the Middle East market. Hollysys will continue to accumulate brand name globally, expand overseas market and create value for shareholders”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
July 14, 2016

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+86-10-5898-1386

investors@hollysys.com